U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-36885

TANTECH HOLDINGS LTD

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323600

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

1. Dismantling VIE Structure

On August 3, 2021, TANTECH HOLDINGS LTD (the “Registrant”), a holding company incorporated in the British Virgin Islands, completed dismantling its Variable Interest Entity (“VIE”) structure and began controlling Hangzhou Wangbo Investment Management Co., Ltd (“Wangbo”), Shangchi Automobile Co., Ltd. (“Shangchi Automobile”) and its subsidiary, Shenzhen Yimao New Energy Sales Co., Ltd. (“Shenzhen Yimao”) through direct equity ownership instead of a series of contractual arrangements.

As previously disclosed, the Registrant began to utilize the VIE structure since 2016 to control Shangchi Automobile because the Guidance Catalogue for Industrial Structure Adjustments (the “Catalogue”), the principal regulation governing foreign ownership of businesses in the PRC, expressly prohibited direct foreign investment over 50% in automobile industry. In 2018, the Catalogue was replaced by the Special Administrative Measures (Negative List) for Foreign Investment Access (the “Negative List”). According to the Negative List, foreign investors may invest fully in the business that Shangchi Automobile is conducting. Therefore, the Registrant does not need to use VIE structure to control Shangchi Automobile.

The Registrant previously controlled Wangbo, Shangchi Automobile and Shenzhen Yimao through a series of contractual arrangements (collectively “VIE Agreements”). Pursuant to the VIE Agreements, Shanghai Jiamu Investment Management Co., Ltd (“Jiamu”) had the exclusive right to provide Wangbo consulting services related to business operations including technical and management consulting services. The Registrant acquired 51% of Wangbo from its shareholders through Jiamu. After the VIE was dismantled, the Registration indirectly owns 100% of Wangbo. Wangbo and Jiyi keep owning 51% and 19% of Shangchi Automobile respectively. A third party keeps owning 30% of Shangchi automobile.

2. Establishing New Subsidiaries

To explore opportunities in supply chain industry, the Registrant established two new subsidiaries in Zhejiang, China. Eurasia Holdings (Zhejiang) Co., Ltd. was established in July 2021 as a holding company. Hangzhou Eurasia Supply China Co., Ltd. was established in August 2021 as an operating entity for supply chain business.

3. Corporate Structure

Prior to the above-mentioned changes, the Registrant’s corporate structure was as below:

Tanbsok Group Ltd (BVI)
Tantech Holdings Ltd (BVI)
100%
USCNHK Group Limited (HK)
100%
EAG International Vantage Capitals Limited (HK)
100%
Tantech Holdings (Lishui) Co., Ltd. (China)
100%
Eurasia New Energy Automotive (Jiangsu) Co., Ltd. (China)
100%
Shanghai Jiamu Investment Management Co., Ltd. (China)
100%
Zhejiang Shangchi New Energy Automobile Co., Ltd. (China)
100%
Lishui Smart New Energy Automobile Co., Ltd. (China)
100%
Lishui Xincai Industrial Co., Ltd. (China)
VIE
Hangzhou Wangbo Investment Management Co., Ltd. (China)
100%
Hangzhou Jiyi Investment Management Co., Ltd. (China)
Jinke Chuangtou Co., Ltd. (Unrelated Third Party, China)
51%
19%
30%
Shangchi Automobile Co., Ltd. (China)
100%
Shenzhen Yimao New Energy Sales Co., Ltd. (China)
100%
Zhejiang Tantech Bamboo Charcoal Co., Ltd. (China)
100%
Lishui Jikang Energy Technology Co. ,Ltd.(China)
100%
Hangzhou Tanbo Technology Co., Ltd. (China)
100%
Zhejiang Tantech Bamboo Technology Co., Ltd. (China)

After these changes, the Registrant’s current corporate structure is as below:

Tanbsok Group Ltd (BVI)
Tantech Holdings Ltd (BVI)
100%
USCNHK Group Limited (HK)
100%
EAG International Vantage Capitals Limited (HK)
100%
Tantech Holdings (Lishui) Co., Ltd. (China)
100%
Eurasia New Energy Automotive (Jiangsu) Co., Ltd. (China)
100%
Shanghai Jiamu Investment Management Co., Ltd. (China)
100%
Eurasia Holdings (Zhejiang) Co., Ltd. (China)
100%
Zhejiang Shangchi New Energy Automobile Co., Ltd. (China)
100%
Lishui Smart New Energy Automobile Co., Ltd. (China)
100%
Lishui Xincai Industrial Co., Ltd. (China)
100%
Hangzhou Wangbo Investment Management Co., Ltd. (China)
100%
Hangzhou Jiyi Investment Management Co., Ltd. (China)
Jinke Chuangtou Co., Ltd. (Unrelated Third Party, China)
100%
Hangzhou Eurasia Supply Chain Co., Ltd. (China)
51%
19%
30%
Shangchi Automobile Co., Ltd. (China)
100%
Shenzhen Yimao New Energy Sales Co., Ltd. (China)
100%
Zhejiang Tantech Bamboo Charcoal Co., Ltd. (China)
100%
Lishui Jikang Energy Technology Co.,Ltd.(China)
100%
Hangzhou Tanbo Technology Co., Ltd. (China)
100%
Zhejiang Tantech Bamboo Technology Co., Ltd. (China)

The Registrant does not expect any negative impact of these changes on its operation.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TANTECH HOLDINGS LTD

By:	/s/ Wangfeng Yan
Name: Wangfeng Yan Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer

Dated: August 6, 2021